Darren K. DeStefano

+1 703 456 8034

ddestefano@cooley.com

July 22, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Craig D. Wilson, Sr. Asst. Chief Accountant

Ms. Megan Akst, Senior Staff Accountant

Ms. Melissa Kindelan, Senior Staff Accountant

RE:	BroadSoft, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 25, 2015

File No. 001-34777

Dear Mr. Wilson:

On behalf of BroadSoft, Inc. (the “Company”), we are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 8, 2015 with respect to the above-referenced filing (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8.	Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 68

1.	Please clarify the nature of professional services sold with multi-element subscription arrangements and tell us whether they include implementation services. If so, tell us whether the implementation services are considered a separate deliverable and a separate unit of accounting and how you made such determination. If they are considered a separate unit of accounting explain how you account for these services (e.g., over the service term of the agreement or over the expected customer life). We refer you to ASC 605-25-25-5 and SAB Topic 13(A)(3)(f).

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

July 22, 2015

Page Two

Response to Comment 1:

The nature of professional services sold by the Company with multi-element subscription arrangements is primarily implementation services, i.e. onboarding a customer such that it has access to BroadCloud services. The fee allocated to these onboarding services is immaterial to the consolidated financial statements of the Company.

The Company evaluated the accounting treatment for the onboarding element in accordance with the guidance in ASC 605-25-25-5 and SAB Topic 13(A)(3)(f) and concluded that the deliverable is not considered a separate unit of accounting because the Company believes on-boarding services have no stand-alone value. The onboarding service is only performed as part of the initial order from the customer, is not performed by other vendors and does not represent the culmination of an earnings process. The fee for the onboarding service should be recognized as revenue over the expected customer life.

As the amounts have historically been immaterial to the consolidated financial statements of the Company, for all periods through March 31, 2015, the Company has recognized the fee related to onboarding services in full as revenue during the period in which the customer service was activated, rather than over the expected customer life. As the Company expects its BroadCloud product revenue to grow significantly in future years, onboarding fees related to customers that are activated on or after April 1, 2015 will be recognized as revenue over the expected customer life.

The table below shows the impact on total reported “Professional services and other revenue” for the years ended December 31, 2014 and 2013 and the quarter ended March 31, 2015, as a result of recognizing the onboarding fee as revenue upon customer activation as compared to recognizing such onboarding fee over the expected customer life.

	Quarter ended March 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Revenue recognized upon customer activation	$20,000	$82,500	$32,500
Revenue recognized over expected customer life	$1,111	$44,444	$12,222
Impact to Professional services and other revenue	$(18,889)	$(38,056)	$(20,278)
Professional services and other revenue reported	$7,326,000	$21,054,000	$14,728,000
% of Professional services and other revenue reported	0.26%	0.18%	0.14%

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

July 22, 2015

Page Three

Stock-Based Compensation, page 71

2.	You disclose on page 72 that the expected volatility is based on the historical volatility of comparable public companies. As the company has been a public company since 2010, please tell us why you believe this methodology is appropriate. In this regard, please explain to us why you have not used your historical volatility in estimating expected volatility for the periods in which you have sufficient information and tell us when you intend to do so in the future. We refer you to ASC 718-10-55-37 and question 6 in SAB Topic 14.D.1.

Response to Comment 2:

The Company uses the lattice model for determining the cost of stock-based compensation from options for employees, directors and consultants. Compared to the Black Scholes Model, which employs a single number to represent estimated volatility of the underlying stock price, the lattice model incorporates dynamic volatility assumptions that vary over the entire contractual term of the option, and not simply a single estimate of expected term. The lattice model therefore requires volatility data over a longer historical period than the Black Scholes Model. The term of options granted under the Company’s Amended and Restated 2009 Equity Incentive Plan is generally ten years.

Given that the Company completed its initial public offering (“IPO”) in mid-2010, the length of time the Company’s common stock has been publicly traded is shorter than the customary ten year contractual terms of the Company’s options.

The Company evaluates the methodology to calculate volatility for the lattice model on an annual basis. In performing its most recent assessment, the Company considered the guidance in ASC 718-10-55-37 and question 6 in SAB Topic 14.D.1, and considered the fact that the Company’s shares have been publicly traded for five years, as compared to the customary ten year contractual term of the Company’s options, in determining that it was appropriate to continue to use the historical volatility of comparable public companies.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

July 22, 2015

Page Four

The table below shows a comparison of the volatility inputs into the lattice model using the average volatility of comparable public companies compared to the Company’s historical volatility, if the Company were to calculate the fair value of an option granted on June 30, 2015:

	1 Year	2 Year	3 Year	4 Year	5 Year	6 Year	7 Year	8 Year	9 Year	10 Year
Average volatility of comparable public companies	47.58%	46.87%	48.77%	50.95%	50.48%	50.71%	56.85%	56.97%	56.31%	55.67%
BroadSoft stock volatility	39.68%	44.99%	54.94%	59.47%	63.32%	NA	NA	NA	NA	NA

NA = Not Available

As indicated in the table above, the volatility of the Company’s stock for the first three years after the Company’s IPO (demonstrated by the three year, four year and five year cumulative volatility above) is significantly higher than the peer group volatility, which higher volatility is considered attributable to the IPO. The Company’s actual volatility is converging to the peer group average over the post-IPO period.

Based on the above factors, and in order to optimize the ability of the lattice model to produce a more refined estimate of fair value of a newly granted option, the Company concluded that using the historical volatility of comparable public companies over the contractual term of the option is more appropriate than utilizing, within the earlier year lattice model assumptions, the Company’s actual recent volatility. The Company will continue to annually evaluate the methodology used to determine expected volatility and the appropriate composition of the list of comparable public companies.

* * *

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

July 22, 2015

Page Five

As requested by the Staff, the Company is contemporaneously herewith submitting to the Staff via EDGAR an acknowledgement of its responsibility for the adequacy and accuracy of its disclosures in its public filings.

Please fax any additional comment letters concerning the above-referenced filing to (703) 456-8100 and direct any questions or comments concerning the above-referenced filings or this response letter to either the undersigned at (703) 456-8034 or Derek Colla of Cooley LLP, at (202) 842-7849.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	James A. Tholen, BroadSoft, Inc.

Mary Ellen Seravalli, BroadSoft, Inc.

Derek Colla, Cooley LLP

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM